Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

ARCTIC CAT INC.

ARTICLE 1

NAME

The name of the corporation is Arctic Cat Inc. (the “Corporation”).

ARTICLE 2

REGISTERED OFFICE AND REGISTERED AGENT

The address of the Corporation’s registered office and registered agent is:

CT Corporation System Inc.

1010 Dale St. N
St. Paul, MN 55117-5603

ARTICLE 3

AUTHORIZED SHARES

The aggregate number of shares that the Corporation has authority to issue is 10,000 shares, all of which shall be capital common stock of the par value of one cent ($.01) per share.  The board of directors may, from time to time, establish by resolutions, different classes or series of shares and may fix the rights and preferences of said shares in any class or series.  The board of directors shall have the authority to issue shares of a class or series, shares of which may then be outstanding, to holders of shares of another class or series to effectuate share dividends, splits or conversion of its outstanding shares.

ARTICLE 4

NO PREEMPTIVE RIGHTS

Shareholders shall not have preemptive rights to purchase, subscribe for, or otherwise acquire any new or additional securities (including any options or warrants to acquire shares) of the Corporation before the Corporation may offer them to other persons; provided, however, the foregoing shall not limit in any way the power of the Corporation and any holder of shares of capital stock to provide for the same or similar rights by contract or agreement.

ARTICLE 5

NO CUMULATIVE VOTING

There shall be no cumulative voting for directors.

ARTICLE 6

LIMITATION OF DIRECTORS’ LIABILITY

To the fullest extent permitted by the Minnesota Business Corporation Act, Chapter 302A of the Minnesota Statutes, as the same exists on the effective date of these Articles of Incorporation or as it subsequently may be amended, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.  Any repeal or modification of this Article 6 shall be prospective only and shall not adversely affect any limitation of the personal liability of a director for, or with respect to, any acts or omissions of such director occurring prior to the effective date of such repeal or modification.

The provisions of this Article 6 shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability of a director which has not been eliminated by the provisions of this Article 6.

ARTICLE 7

WRITTEN ACTION BY BOARD

Any action required or permitted to be taken by the board of directors of this Corporation may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board of directors at which all directors are present, except as to those matters which require shareholder approval, in which case the written action must be signed, or consented to by authenticated electronic communication, by all members of the board of directors.

ARTICLE 8

WRITTEN ACTION BY SHAREHOLDERS

Any action required or permitted to be taken by the shareholders of this Corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action; provided, however, that at any time this corporation is not a publicly held corporation as defined in Minnesota Statutes Chapter 302A, any action may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.